PE 12/21/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15008612

NO ACT

December 21, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-21-15

Christine L. Connolly
Dollar General Corporation
cconnoll@dollargeneral.com

Re: Dollar General Corporation

Dear Ms. Connolly:

This is in regard to your letter dated December 21, 2015 concerning the shareholder proposal submitted by the Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen SD for inclusion in Dollar General's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Dollar General therefore withdraws its December 18, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Special Counsel

cc: Ruth Geraets
Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen SD
geraetsr@presentationsisters.org

DOLLAR GENERAL

Dollar General Corporation
100 Mission Ridge
Goodlettsville, TN 37072
U.S.A.

VIA E-MAIL

December 21, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **Dollar General Corporation — Withdrawal of No-Action Request on Shareholder Proposal Submitted by Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen SD**

Ladies and Gentlemen:

On December 18, 2015, Dollar General Corporation ("Dollar General") requested that the staff of the Division of Corporation Finance agree that Dollar General may exclude from its proxy materials for its 2016 annual meeting of shareholders the shareholder proposal regarding adoption of company-wide goals for reducing greenhouse gas emissions and issuance of a report on company plans to achieve such goals (the "Shareholder Proposal") submitted by Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen SD (the "Proponent").

The purpose of this letter is to inform you that as a result of the Proponent withdrawing the Shareholder Proposal, Dollar General hereby withdraws its December 18, 2015 no-action request relating to the Shareholder Proposal. The Proponent's withdrawal email is attached hereto as **Exhibit A**.

If you have any questions or would like any additional information, please feel free to call me at 615-855-5177.

Sincerely,

Dollar General Corporation



Christine L. Connolly
Corporate Secretary

Attachment

cc: Sisters Ruth Geraets and Kathleen Bierne
Sisters of the Presentation of the Blessed Virgin Mary
geraetsr@presentationsisters.org

Exhibit A

Proponent's Withdrawal Email

Hattie Hines

From:	Ruth Geraets <geraetsr@presentationsisters.org>
Sent:	Monday, December 21, 2015 10:16 AM
To:	Hattie Hines; shareholderproposals@sec.gov
Cc:	MikeCrosby@aol.com; Kathleen Bierne
Subject:	RE: No-Action Request of Dollar General Corporation
Attachments:	PBVM GHGgoals Dollar General 11-2015.docx
Follow Up Flag:	Follow up
Flag Status:	Flagged

Ms. Hattie Hines and Ms. Connolly,
Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen SD (PBVM) respectfully withdraw our **Investor Resolution on reducing greenhouse gas (GHG) emissions (attached).**
We ask that you honor our request to dialogue with us beginning in early February 2016.
Sincerely,
Sisters Ruth Geraets and Kathleen Bierne

In Joyful Service
Ruth Geraets, PBVM
1500 N. 2nd Street
Aberdeen SD 57401-1238
605-229-8346 - office
605-229-8563 – fax
www.presentationsisters.org

From: Hattie Hines [mailto:hhines@dollargeneral.com]
Sent: Friday, December 18, 2015 4:59 PM
To: shareholderproposals@sec.gov
Cc: geraetsr@presentationsisters.org
Subject: No-Action Request of Dollar General Corporation

Attached in PDF format is a Rule 14a-8 no-action request submitted on behalf of Dollar General Corporation by Christine L. Connolly, Corporate Secretary.
If you have any problems opening the attachment, please call me at 615-855-5177. Thank you.

Hattie Hines
On Behalf of Christine L. Connolly
Corporate Secretary
Dollar General Corporation

Dollar General Corporation

RESOLVED: Shareholders request Dollar General adopt time-bound quantitative, company-wide goals, taking into consideration the most recent Intergovernmental Panel on Climate Change (IPCC) guidance for reducing total greenhouse gas (GHG) emissions, and issue a report by September 2016, at reasonable cost and omitting proprietary information, on its plans to achieve these goals.

Supporting Statement

In order to mitigate the worst impacts of climate change, the IPCC estimates that a 55 percent reduction in GHG emissions globally is needed by 2050 (relative to 2010 levels) to stabilize global temperatures, entailing a US target reduction of 80 percent.

The costs of failing to address climate change are significant and estimated to have an average value at risk of $4.2 trillion globally—representing 6% current market capitalization of all the world's stock markets (*The Economist*, Intelligence Unit, 2015). *Risky Business: The Economic Risks of Climate Change in the United States (2014)*, an analysis of climate change impacts, found serious economic effects including property damage, shifting agricultural patterns, reduced labor productivity, and increased energy costs. These effects could substantially impact a company's business operations, revenue, or expenditure.

Setting GHG emission targets is widespread among US companies and can have positive financial outcomes. Presently, 60 percent of Fortune 100 companies have GHG reduction commitments, renewable energy commitments, or both. A report published by WWF, Carbon Disclosure Project (CDP), and McKinsey & Company, *The 3% Solution: Driving Profits Through Carbon Reduction (2013)*, found that companies with GHG targets achieved an average of 9% better return on investment than companies without targets. Additionally, the 79% of companies in the S&P 500 that report to CDP earned a higher return on their carbon reduction investments than on their overall corporate capital investments. Also, the 53 Fortune 100 companies reporting on climate and energy targets to CDP are saving $1.1 billion annually through their emission reductions and renewable energy initiatives. These goals enable companies to reduce costs, build resilient supply chains, and manage operational and reputational risk.

We are concerned Dollar General may be lagging behind industry peers. Retailers including Target, Best Buy, Wal-Mart, Gap, Inc., and CVS Caremark, have goals to reduce carbon emissions.

Investors with $95 trillion in assets have supported the CDP which seeks corporate reporting on climate change and received responses from 81% of companies in the Global 500 in 2013. Dollar General's response to date on how it is managing risks and opportunities related to climate change falls short. Specifically, while Dollar General's products help its clients reduce energy usage and climate impacts, our company has not publicly set carbon emissions reductions or renewable energy targets for its own operations. We believe this may have negative consequences for Dollar General and long-term shareholder value.



Sisters of the Presentation of the Blessed Virgin Mary

In Joyful Service

November 30, 2015

Christine L. Connolly, Corporate Secretary
Corporate Secretary's Office
Dollar General Corporation
100 Mission Rdg
Goodlettsville TN 37072

Re: Investor Resolution on reducing greenhouse gas (GHG) emissions

Dear Ms. Connolly,

Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen SD (PBVM) is a Congregation of Catholic women religious. Our mission focus is to *address the interrelatedness of poverty, care for creation and global sustainability through education, advocacy and action.* We desire to invest in companies that value preserving the integrity of creation. Because we are concerned about global warming and the critical need to reduce greenhouse gas emissions, we are filing the attached resolution with Dollar General Corporation.

Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen SD has owned at least $2,000 worth of Dollar General Corporation stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated November 30, 2015.

I am authorized to file the enclosed resolution for inclusion in the proxy statement. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

In the meantime, I hope that we can come to a mutually beneficial agreement on the issue addressed in our proposal that would convince us of the value of withdrawing the enclosed resolution. Please contact me at geraetsr@presentationsisters.org or 605-229-8346.

Sincerely,

Sisters Ruth Geraets and Kathleen Bierne, PBVM *Socially Responsible Investing*

CC: Mike Crosby OFM Cap., *Seventh Generation Interfaith Coalition for Responsible Investment* (Region of ICCR)
Rob Berridge (Ceres)
Noah Klein-Markman (Ceres)

1500 NORTH 2ND STREET ABERDEEN, SOUTH DAKOTA 57401-1238
PHONE (605) 229-8346 FAX: (605) 229-8563
www.presentationsisters.org

DOLLAR GENERAL

Dollar General Corporation
100 Mission Ridge
Goodlettsville, TN 37072
U.S.A.

VIA E-MAIL

December 18, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **Dollar General Corporation — Rule 14a-8 Shareholder Proposal Submitted by Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen SD**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that Dollar General Corporation ("Dollar General") intends to exclude from its proxy materials for its 2016 annual meeting of shareholders (the "2016 Proxy Materials") the shareholder proposal and supporting statement attached hereto as **Exhibit A** (the "Shareholder Proposal"), which was submitted by Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen SD (the "Proponent"). Related correspondence is also attached as **Exhibit A**.

We believe that the Shareholder Proposal may be excluded from our 2016 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Shareholder Proposal was received by Dollar General at its principal executive offices after the deadline for receipt of shareholder proposals for inclusion in our 2016 Proxy Material. Dollar General hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if Dollar General were to exclude the Shareholder Proposal from its 2016 Proxy Materials.

In accordance with Rule 14a-8(j), we are submitting this letter and its exhibits to the Commission not later than 80 days prior to the date on which Dollar General intends to file its definitive 2016 Proxy Materials. A copy of this letter and its exhibits is also being sent to the Proponent, thereby providing notification of our intention to exclude the Shareholder Proposal from our 2016 Proxy Materials.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

The Shareholder Proposal

The resolution included in the Shareholder Proposal requests the adoption of company-wide goals for reducing greenhouse gas emissions and issuance of a report on company plans to achieve such goals, stating in relevant part:

> RESOLVED: Shareholders request Dollar General adopt time-bound quantitative, company-wide goals, taking into consideration the most recent Intergovernmental Panel on Climate Change (IPCC) guidance for reducing total greenhouse gas (GHG) emissions, and issue a report by September 2016, at reasonable cost and omitting proprietary information, on its plans to achieve these goals.

Background

On April 2, 2015, Dollar General filed with the Commission, and commenced distribution to its shareholders of, a proxy statement and form of proxy for its 2015 annual meeting of shareholders ("2015 Proxy Statement"). As required by Rule 14a-5(e), Dollar General included in its 2015 Proxy Statement the deadline for receiving shareholder proposals for inclusion in Dollar General's 2016 Proxy Materials, calculated in accordance with Rule 14a-8(e). A copy of page 57 of Dollar General's 2015 Proxy Statement outlining the deadline is attached to this letter as **Exhibit B**.

As outlined below, Dollar General calculated the December 4, 2015 deadline in the manner prescribed in Rule 14a-8(e) and Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

Dollar General received the Shareholder Proposal on December 5, 2015, one day after Dollar General's deadline for shareholder proposals. The Shareholder Proposal, postmarked November 30, 2015, was sent via certified mail and was addressed and delivered to Dollar General's principal executive offices at 100 Mission Ridge, Goodlettsville, Tennessee 37072 by the United States Postal Service ("USPS") at 8:10 am local time on December 5, 2015. A copy of the envelope (with tracking number affixed) and the USPS's product and tracking information displaying the date and time of delivery is attached to this letter as **Exhibit C**.

Although Rule 14a-8(f)(1) does not require Dollar General to provide notice of eligibility or procedural deficiency to the Proponent when the deficiency (in this case, untimeliness) cannot be remedied, Dollar General, as a courtesy, notified the Proponent of the untimeliness of the

Shareholder Proposal and respectfully requested that the Proponent withdraw the Shareholder Proposal in the interests of time and resources. In an email response from the Proponent, the Proponent declined to withdraw the Shareholder Proposal. A copy of such email correspondence between Dollar General and the Proponent is attached to this letter as part of **Exhibit A**.

Analysis

a. Commission and Staff Precedent

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to follow one of the eligibility or procedural requirements contained in Rule 14a-8. Ordinarily, a company may exclude a shareholder proposal on this basis only after it has timely notified the proponent of an eligibility or procedural problem and the proponent has then timely failed to adequately correct the identified problem. However, under Rule 14a-8(f)(1), "a company need not provide [the proponent] such notice of deficiency if the deficiency cannot be remedied, *such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline*." (emphasis added)

One of the eligibility or procedural requirements contained in Rule 14a-8 is timeliness – the requirement that the company receive a shareholder proposal by the applicable deadline. Rule 14a-8(e)(1) notes that if a proponent is submitting a shareholder proposal "for the company's annual meeting, [the proponent] can in most cases find the deadline in [the prior] year's proxy statement." Under Rule 14a-8(e)(2):

> The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be *received* at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting[1]. (emphasis added)

SLB 14, Section C.3.b indicates that, to calculate the deadline, a company should "[(i)] start with the release date disclosed in the previous year's proxy statement; [(ii)] increase the year by one; and [(iii)] count back 120 calendar days."

The Staff strictly construes the deadline for shareholder proposals under Rule 14a-8, permitting companies to exclude from proxy materials those proposals received at companies' principal executive offices after the deadline. *See, e.g., Whole Foods Market, Inc.* (avail. Oct.

[1] Also, under Rule 14a-8(e)(2), "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials." This portion of Rule 14a-8(e)(2) is not applicable in the instant case because Dollar General's 2015 annual meeting of shareholders was held on May 27, 2015, and Dollar General's board of directors has formally scheduled the date of its 2016 annual meeting of shareholders to be held on May 25, 2016 (within 30 days of May 27, 2016).

30, 2014) (proposal received two weeks after company's deadline); *BioMartin Pharmaceutical Inc.* (avail. Mar. 14, 2014) (proposal received five days after company's deadline); *Dean Foods Company* (avail. Jan. 27, 2014) (proposal received three days after company's deadline); *PepsiCo, Inc.* (avail. Jan. 3, 2014) (proposal received three days after company's deadline); *Tootsie Roll Industries, Inc.* (avail. Jan 14, 2008) (proposal received two days after company's deadline, even when the deadline fell on a Saturday).

On many occasions the Staff has also concurred that companies may exclude a shareholder proposal even if the proposal was received at the company's principal executive offices only one day after the deadline. For example, in *Chevron Corporation* (avail. Mar. 4, 2015), the Staff concurred that the company should exclude a proposal received at 9:19 am local time on the morning after the deadline, and in *Johnson & Johnson* (avail. Jan. 13, 2010), the Staff concurred with the exclusion of a proposal received one day after the company's deadline, even though the deadline fell on a federal holiday. *See also Applied Materials, Inc.* (avail. Nov. 20, 2014); *General Electric Company (GE Stockholders' Alliance et al.)* (avail. Jan 24, 2013); *Verizon Communications Inc.* (avail. Jan. 7, 2011); *City National Corp.* (avail. Jan. 17, 2008); *Smithfield Foods, Inc.* (avail. June 4, 2007).

A proposal received by a company after the deadline is deemed untimely and therefore excludable under Rule 14a-8(f) even if the proposal is dated, sent, posted, or transmitted prior to the deadline. *See, e.g., Chevron Corporation* (avail. Mar. 4, 2015) (proposal postmarked two days prior to company's deadline); *Applied Materials, Inc.* (avail. Nov. 20, 2014) (proposal cover letter dated one day before company's deadline); *PepsiCo, Inc.* (avail. Jan. 3, 2014) (proposal mailed prior to, and scheduled for delivery on, company's deadline); *Equity Lifestyle Properties* (avail. Feb. 10, 2012) (proposal dated and mailed prior to company's deadline); *Wal-Mart Stores, Inc. (Estadt)* (avail. Mar. 26, 2010) (proposal mailed six days prior to company's deadline); *City National Corp.* (avail. Jan. 17, 2008) (proposal mailed one week prior to company's deadline). This standard remains true even if the shareholder proposal is sent by means intended to ensure timely receipt but is nevertheless untimely due to unforeseen circumstances. *See JP Morgan Chase & Co.* (avail. Feb. 8, 2005) (proposal sent next day delivery on the day before the deadline, but received after the deadline because of weather conditions). The Staff advised in SLB 14, Section G.1, that shareholders wishing to submit shareholder proposals should do so "well in advance of the deadline and by a means that allows [the shareholder] to demonstrate the date the proposal was received at the company's principal executive offices."

b. Application of Commission and Staff Precedent to the Shareholder Proposal

According to SLB 14, Section C.3.b, to calculate the December 4, 2015 deadline for receiving shareholder proposals for Dollar General's 2016 annual meeting of shareholders,

Dollar General (i) started with the release date of its 2015 Proxy Statement (April 2, 2015[2]), (ii) increased the year by one (April 2, 2016), and (iii) counted back 120 calendar days. As per SLB 14, Section C.3.b, "day one" for purposes of this calculation was April 1, 2016, resulting in a deadline for receiving shareholder proposals for inclusion in Dollar General's 2016 Proxy Materials of December 4, 2015, as disclosed on page 57 of Dollar General's 2015 Proxy Statement. *See* **Exhibit B**.

As outlined above and displayed in **Exhibit C** to this letter, Dollar General received the Shareholder Proposal at 8:10 am local time on December 5, 2015, one day after the properly calculated and noticed deadline for shareholder proposals for inclusion in in the 2016 Proxy Materials, December 4, 2015. In accordance with the precedent discussed above, it makes no difference to the application of Rule 14a-8(e)(2) that the Shareholder Proposal was received only eight hours and ten minutes after the deadline, or that the Proponent mailed it on November 30, 2015 and presumably intended for it to be delivered by the deadline. Accordingly, the Shareholder Proposal is properly excludable from the 2016 Proxy Materials because it was not received at Dollar General's principal executive offices within the time frame required under Rule 14a-8(e)(2).

Dollar General also believes that there may be substantive bases under Rule 14a-8 for excluding the Shareholder Proposal from the 2016 Proxy Materials. Dollar General is addressing only the eligibility or procedural matter raised in this letter at this time because Dollar General does not believe that the Shareholder Proposal is eligible for inclusion in the 2016 Proxy Materials because it was not timely received. Dollar General reserves the right, should it be necessary, to raise additional bases for excluding the Shareholder Proposal from the 2016 Proxy Materials if the Staff declines to concur in Dollar General's no-action request.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that Dollar General may exclude the Shareholder Proposal from its 2016 Proxy Materials on the basis of Rule 14a-8(e)(2).

If you have any questions or would like any additional information, please feel free to call me at 615-855-5177. Thank you for your prompt attention to this request.

---

[2] The Notice of the 2015 annual meeting of shareholders included in Dollar General's 2015 Proxy Statement was dated April 2, 2015, and Dollar General filed its 2015 Proxy Statement with the Commission and commenced distribution to its shareholders on April 2, 2015. *See* http://www.sec.gov/Archives/edgar/data/000104746915003114/a22239487def14a.htm.

Sincerely,

Dollar General Corporation



Christine L. Connolly
Corporate Secretary

Attachments

cc: Sisters Ruth Geraets and Kathleen Bierne
Sisters of the Presentation of the Blessed Virgin Mary
geraetsr@presentationsisters.org

Exhibit A

The Shareholder Proposal and Related Correspondence



Sisters of the Presentation
of the Blessed Virgin Mary

In Joyful Service

November 30, 2015

Christine L. Connolly, Corporate Secretary
Corporate Secretary's Office
Dollar General Corporation
100 Mission Rdg
Goodlettsville TN 37072

Re: Investor Resolution on reducing greenhouse gas (GHG) emissions

Dear Ms. Connolly,

Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen SD (PBVM) is a Congregation of Catholic women religious. Our mission focus is to *address the interrelatedness of poverty, care for creation and global sustainability through education, advocacy and action*. We desire to invest in companies that value preserving the integrity of creation. Because we are concerned about global warming and the critical need to reduce greenhouse gas emissions, we are filing the attached resolution with Dollar General Corporation.

Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen SD has owned at least $2,000 worth of Dollar General Corporation stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated November 30, 2015.

I am authorized to file the enclosed resolution for inclusion in the proxy statement. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

In the meantime, I hope that we can come to a mutually beneficial agreement on the issue addressed in our proposal that would convince us of the value of withdrawing the enclosed resolution. Please contact me at geraetsr@presentationsisters.org or 605-229-8346.

Sincerely,
Sr. Ruth Geraets Sr. Kathleen Bierne

Sisters Ruth Geraets and Kathleen Bierne, PBVM *Socially Responsible Investing*

CC: Mike Crosby OFM Cap., *Seventh Generation Interfaith Coalition for Responsible Investment* (Region of ICCR)
Rob Berridge (Ceres)
Noah Klein-Markman (Ceres)

1500 NORTH 2ND STREET ABERDEEN, SOUTH DAKOTA 57401-1238
PHONE (605) 229-8346 FAX: (605) 229-8563
www.presentationsisters.org

Dollar General

RESOLVED: Shareholders request Dollar General adopt time-bound quantitative, company-wide goals, taking into consideration the most recent Intergovernmental Panel on Climate Change (IPCC) guidance for reducing total greenhouse gas (GHG) emissions, and issue a report by September 2016, at reasonable cost and omitting proprietary information, on its plans to achieve these goals.

Supporting Statement
In order to mitigate the worst impacts of climate change, the IPCC estimates that a 55 percent reduction in GHG emissions globally is needed by 2050 (relative to 2010 levels) to stabilize global temperatures, entailing a US target reduction of 80 percent.

The costs of failing to address climate change are significant and estimated to have an average value at risk of $4.2 trillion globally—representing 6% current market capitalization of all the world's stock markets (*The Economist*, Intelligence Unit, 2015). *Risky Business: The Economic Risks of Climate Change in the United States (2014),* an analysis of climate change impacts, found serious economic effects including property damage, shifting agricultural patterns, reduced labor productivity, and increased energy costs. These effects could substantially impact a company's business operations, revenue, or expenditure.

Setting GHG emission targets is widespread among US companies and can have positive financial outcomes. Presently, 60 percent of Fortune 100 companies have GHG reduction commitments, renewable energy commitments, or both. A report published by WWF, Carbon Disclosure Project (CDP), and McKinsey & Company, *The 3% Solution: Driving Profits Through Carbon Reduction (2013),* found that companies with GHG targets achieved an average of 9% better return on investment than companies without targets. Additionally, the 79% of companies in the S&P 500 that report to CDP earned a higher return on their carbon reduction investments than on their overall corporate capital investments. Also, the 53 Fortune 100 companies reporting on climate and energy targets to CDP are saving $1.1 billion annually through their emission reductions and renewable energy initiatives. These goals enable companies to reduce costs, build resilient supply chains, and manage operational and reputational risk.

We are concerned Dollar General may be lagging behind industry peers. Retailers including Target, Best Buy, Wal-Mart, Gap, Inc., and CVS Caremark, have goals to reduce carbon emissions.

Investors with $95 trillion in assets have supported the CDP which seeks corporate reporting on climate change and received responses from 81% of companies in the Global 500 in 2013. Dollar General's response to date on how it is managing risks and opportunities related to climate change falls short. Specifically, while Dollar General's products help its clients reduce energy usage and climate impacts, our company has not publicly set carbon emissions reductions or renewable energy targets for its own operations. We believe this may have negative consequences for Dollar General and long-term shareholder value.


FIFTH THIRD BANK

November 30, 2015

Christine L. Connolly, Corporate Secretary, Corporate Secretary's Office
Dollar General Corporation
100 Mission Rdg
Goodlettsville TN 37072

Please be advised that as of November 30, 2015 Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen, SD held continuously for at least one year, more than $2,000 of Dollar General Corp. stock.

Regards,

Patrick Blom

Assistant Vice President
Sr. Relationship Manager
Global Securities Services
Fifth Third Bank
38 Fountain Square Plaza
MD: 1090CC
Cincinnati, OH 45263
Ph: 513-534-0148
Fax: 513-534-4735
patrick.blom@53.com

From:	Hattie Hines
To:	"geraetsr@presentationsisters.org"
Subject:	Dollar General Shareholder Proposal
Date:	Tuesday, December 08, 2015 1:30:00 PM
Attachments:	United States Postal Service Verification of Delivery.pdf Page 57 of Dollar General"s 2015 Proxy Statement.pdf SEC Rule 14a-8.pdf

Dear Sisters Ruth Geraets and Kathleen Bierne,

I hope you are well.

On Saturday, December 5, 2015, we received your letter, dated November 30, 2015, submitting a shareholder proposal for inclusion in Dollar General's proxy statement and form of proxy for its 2016 annual meeting.

I regret to inform you that your letter and proposal arrived after the deadline for submission of shareholder proposals for inclusion in Dollar General's proxy statement and form of proxy for its 2016 annual meeting. As was indicated on page 57 of Dollar General's proxy statement for its 2015 annual meeting (a copy of which is attached), shareholders must have submitted their proposal "no later than December 4, 2015." As evidenced by the attached United States Postal Service verification, your letter and proposal were delivered to Dollar General on Saturday, December 5, 2015, the day after the submission deadline.

Timely submission of proposals is one of the procedural requirements for shareholder proposals, as per the Securities and Exchange Commission's shareholder proposal rules. As set forth in Rule 14a-8(e) of the SEC's Rules (a copy of which is attached), "if you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement." Under Rule 14a-8(f), if a shareholder fails to meet a procedural requirement, a company can exclude the proposal from its proxy statement and form of proxy. Ordinarily, a company is required to provide written notice to the shareholder of any procedural deficiencies and provide an opportunity to cure the deficiency within 14 days of receipt of the notice. However, in this case, as per rule 14a-8(f), a "company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline."

I know that our untimely receipt of your letter and proposal will be disappointing to you. However, we are of the resulting view that we can exclude your proposal from our proxy statement and form of proxy for the 2016 annual meeting. Accordingly, I am writing to respectfully ask that you withdraw your proposal and save Dollar General the time and expense of writing and submitting a no-action request to the SEC seeking concurrence with this conclusion.

If our request is acceptable to you, I would be grateful if you could respond to this email with an acknowledgement that your written proposal is withdrawn. Thank you for your consideration.

Hattie Hines
On Behalf of Christine L. Connolly

Corporate Secretary
Dollar General Corporation

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The U.S. securities laws require our executive officers, directors, and greater than 10% shareholders to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Based solely upon a review of these reports furnished to us during and with respect to 2014, or written representations that no Form 5 reports were required, we believe that each of those persons filed, on a timely basis, the reports required by Section 16(a) of the Exchange Act, except that Ms. Taylor filed 1 late Form 4 to report 1 acquisition of performance-based stock options to purchase shares of Dollar General common stock resulting from the achievement of certain financial performance targets.

SHAREHOLDER PROPOSALS FOR 2016 ANNUAL MEETING

To be considered for inclusion in our proxy materials relating to the 2016 annual meeting of shareholders, eligible shareholders must submit proposals that comply with relevant SEC regulations no later than December 4, 2015. To introduce other new business at the 2016 annual meeting, you must provide written notice to us no earlier than the close of business on January 28, 2016 and no later than the close of business on February 27, 2016, and comply with the advance notice provisions of our Bylaws. If we are not notified of a shareholder proposal by February 27, 2016, then the proxies held by our management may provide the discretion to vote against such shareholder proposal even though the proposal is not discussed in our proxy materials sent in connection with the 2016 annual meeting of shareholders.

Shareholder proposals should be mailed to Corporate Secretary, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, Tennessee 37072. Shareholder proposals that are not included in our proxy materials will not be considered at any annual meeting of shareholders unless such proposals have complied with the requirements of our Bylaws.

General Rules and Regulations, Securities Exchange Act of 1934

§240.14a-8 Shareholder proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

From:	Ruth Geraets
To:	Hattie Hines
Cc:	MikeCrosby@aol.com; Kathleen Bierne; Noah
Subject:	RE: Dollar General Shareholder Proposal
Date:	Wednesday, December 09, 2015 2:03:36 PM

Dear Ms. Hines,

I realize that technically Dollar General Corporation can exclude our resolution for not being able to work with our proposal between the hours of midnight on Friday, December 4, 2015 and 8:10 am on Saturday, December 5th. However, since personnel probably was not working on company matters during those hours, and USPS took from Monday (Postmark 1:52 pm) until Saturday 8:10 am to deliver the certified letter, I would think that if the company valued its stockholders and care of the earth, Dollar General might consider offering to dialogue with us vs. requesting we withdraw our resolution.

Therefore, I am asking, that you agree to dialogue with us by the first week of February in order that we might come to a mutually beneficial agreement that would convince us to withdraw our resolution.

Sincerely,

Sisters Ruth and Kathleen

In Joyful Service

Ruth Geraets, PBVM
1500 N. 2nd Street
Aberdeen SD 57401-1238
605-229-8346 - office
605-229-8563 – fax
www.presentationsisters.org

From: Hattie Hines [mailto:hhines@dollargeneral.com]
Sent: Tuesday, December 08, 2015 1:31 PM
To: geraetsr@presentationsisters.org
Subject: Dollar General Shareholder Proposal

Dear Sisters Ruth Geraets and Kathleen Bierne,

I hope you are well.

On Saturday, December 5, 2015, we received your letter, dated November 30, 2015, submitting a shareholder proposal for inclusion in Dollar General's proxy statement and form of proxy for its 2016 annual meeting.

I regret to inform you that your letter and proposal arrived after the deadline for submission of shareholder proposals for inclusion in Dollar General's proxy statement and form of proxy for its 2016 annual meeting. As was indicated on page 57 of Dollar General's proxy statement for its 2015 annual meeting (a copy of which is attached), shareholders must have submitted their proposal "no later than December 4, 2015." As evidenced by the attached United States Postal Service verification, your letter and proposal were delivered to Dollar General on Saturday, December 5,

2015, the day after the submission deadline.

Timely submission of proposals is one of the procedural requirements for shareholder proposals, as per the Securities and Exchange Commission's shareholder proposal rules. As set forth in Rule 14a-8(e) of the SEC's Rules (a copy of which is attached), "if you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement." Under Rule 14a-8(f), if a shareholder fails to meet a procedural requirement, a company can exclude the proposal from its proxy statement and form of proxy. Ordinarily, a company is required to provide written notice to the shareholder of any procedural deficiencies and provide an opportunity to cure the deficiency within 14 days of receipt of the notice. However, in this case, as per rule 14a-8(f), a "company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline."

I know that our untimely receipt of your letter and proposal will be disappointing to you. However, we are of the resulting view that we can exclude your proposal from our proxy statement and form of proxy for the 2016 annual meeting. Accordingly, I am writing to respectfully ask that you withdraw your proposal and save Dollar General the time and expense of writing and submitting a no-action request to the SEC seeking concurrence with this conclusion.

If our request is acceptable to you, I would be grateful if you could respond to this email with an acknowledgement that your written proposal is withdrawn. Thank you for your consideration.

Hattie Hines
On Behalf of Christine L. Connolly
Corporate Secretary
Dollar General Corporation

Exhibit B

Page 57 of Dollar General's 2015 Proxy Statement

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The U.S. securities laws require our executive officers, directors, and greater than 10% shareholders to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Based solely upon a review of these reports furnished to us during and with respect to 2014, or written representations that no Form 5 reports were required, we believe that each of those persons filed, on a timely basis, the reports required by Section 16(a) of the Exchange Act, except that Ms. Taylor filed 1 late Form 4 to report 1 acquisition of performance-based stock options to purchase shares of Dollar General common stock resulting from the achievement of certain financial performance targets.

SHAREHOLDER PROPOSALS FOR 2016 ANNUAL MEETING

To be considered for inclusion in our proxy materials relating to the 2016 annual meeting of shareholders, eligible shareholders must submit proposals that comply with relevant SEC regulations no later than December 4, 2015. To introduce other new business at the 2016 annual meeting, you must provide written notice to us no earlier than the close of business on January 28, 2016 and no later than the close of business on February 27, 2016, and comply with the advance notice provisions of our Bylaws. If we are not notified of a shareholder proposal by February 27, 2016, then the proxies held by our management may provide the discretion to vote against such shareholder proposal even though the proposal is not discussed in our proxy materials sent in connection with the 2016 annual meeting of shareholders.

Shareholder proposals should be mailed to Corporate Secretary, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, Tennessee 37072. Shareholder proposals that are not included in our proxy materials will not be considered at any annual meeting of shareholders unless such proposals have complied with the requirements of our Bylaws.